Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of Capital Product Partners L.P.’s significant subsidiaries as at December 31, 2011:

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest
Capital Product Operating L.L.C.	Republic of The Marshall Islands	100%
Crude Carriers Corp.	Republic of the Marshall Islands	100%